                                                                   Exhibit 99.12

                      (TRANSITION THERAPEUTICS INC. LOGO)

                    (BUILDING A SUSTAINABLE BIOTECH COMPANY)

                               2005 Annual Report
corporate profile

TRANSITION THERAPEUTICS INC. is a biopharmaceutical company focused on developing multiple products for large disease indications. Our technologies are well positioned to meet the medical needs of patients in these markets and generate shareholder value through partnership with major pharmaceutical companies.

contents

 1  Building a sustainable biotech company

 2  Generating continuous value

 4  Multi-product biotech

 6  Message to shareholders

 8  Focus on diabetes

12  Focus on multiple sclerosis (MS)

14  Focus on hepatitis C

16  Focus on Alzheimer's disease

18  Management's discussion and analysis

32  Financial statements

52  Scientific and clinical advisors

inside back cover
Board of directors and corporate information
                                  sustainable

                    (BUILDING A SUSTAINABLE BIOTECH COMPANY)

AT TRANSITION THERAPEUTICS OUR OBJECTIVE IS TO BUILD A COMPANY by developing multiple technologies through preclinical and clinical development. We have multiple products in our development pipeline, each with its own specific plan for medium-term value maximization. Our success is built by identifying drug compounds with significant potential in major disease indications; advancing them quickly and cost-effectively through early stage clinical development; and maximizing their value through partnerships with major pharmaceutical companies who are best positioned to take the products through the more costly later-stage clinical development. This continuous process is designed to build long-term, sustainable revenue streams.

                               TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 1
                                  the strategy

                         (GENERATING CONTINUOUS VALUE)

business strategy

Transition Therapeutics' strategy for building a sustainable company is based on entrepreneurism, discipline and experience. We measure the cost of investing in a compound against its potential in the marketplace. Through our network of leading scientists, clinicians and research institutions, we add value by advancing selected compounds through the preclinical and early clinical stages, a period in drug development where costs are controllable and returns are high.

entrepreneurial

-    Small, flexible, dedicated management team

-    Ability to quickly analyze early stage product opportunities

-    Effectively manage multiple products in different disease areas

-    Move products rapidly through development

disciplined

-    Stringent technology-investment analysis

-    Tight control of product development costs

-    Development focus: preclinical to Phase IIa

- Concentration on major disease indications with an attractive risk/ reward ratio experienced

-    Management has brought numerous products into clinical development

-    Leading third-party scientists conducting clinical research

-    Prestigious Scientific and Clinical Advisory Boards

-    Proven ability to partner compounds with major pharmaceutical companies

innovation/                                         clinical to
discovery                  preclinical              Phase IIa             partnership
Identify and acquire       Early efficacy studies   Scientific research   Value maximization
technology with            to enable clinical       and development       through partnership with
large market application   development              conducted by          a major pharmaceutical
                                                    leading clinicians    company

                                (VALUE CREATION)

2005 accomplishments

- Licensing agreement with Novo Nordisk A/S to develop and commercialize Islet Neogenesis Therapy (I.N.T.TM) products for diabetes

- Received FDA clearance to initiate exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of the Company's first Islet Neogenesis Therapy product, E1-I.N.T.TM, in both type I and type II diabetes patients

- Commenced a Phase II clinical trial for our Multiple Sclerosis Interferon Enhancing Therapy (MS-I.E.T.)

- Received Health Canada approval of a Phase I/II clinical trial for our Hepatitis C Interferon Enhancing Therapy (HCV-I.E.T.)

- Acquisition of an equity interest in Ellipsis Neurotherapeutics Inc. - a company developing a disease-modifying Alzheimer's product heading for a Phase I clinical trial

2006 objectives

-    Clinical research results from:

     -    Diabetes - Phase IIa trial in type I patients

     -    Diabetes - Phase IIa trial in type II patients

     -    Hepatitis C - Phase I/II clinical trial

     -    Alzheimer's disease - Phase I clinical trial

-    Milestone payments from Novo Nordisk A/S

-    Licensing agreement for one I.E.T. product

- New products added to the pipeline through acquisition of a company or technology

                               TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 3
                                    the focus

                              (MULTI-PRODUCT BIOTECH)

A key aspect of our strategy to build a sustainable company is to develop multiple products in parallel, thereby leveraging our internal resources and expertise across many opportunities. Our development focus is to concentrate on preclinical products that can be quickly advanced to Phase II trials for large disease indications. We are currently developing products that target diabetes, multiple sclerosis, hepatitis C and Alzheimer's disease.

                                     (CHART)
diabetes

Insulin-dependent diabetes is the most advanced form of diabetes in which patients are dependent on multiple daily insulin injections. Transition is a leader in diabetes regenerative medicine, a new therapy to restore the body's ability to produce insulin on its own. This therapy has the potential to free diabetes patients from their current burden of daily insulin injections and eliminate some of the disease-related complications.

multiple sclerosis

Multiple sclerosis (MS) is devastating for patients because the disease disrupts communication between the brain and other parts of the body. Transition has identified a non-toxic agent with the potential to significantly increase the efficacy of interferons, the major therapeutic class of MS drugs. Transition's novel combination has been shown to slow the progression of MS and its debilitating symptoms, including muscular weakness and loss of coordination, in multiple MS animal models.

hepatitis C

Hepatitis C is a viral disease which damages the liver and can lead to serious consequences, including cirrhosis and liver cancer. Interferon-based therapies are the only FDA-approved treatments for hepatitis C. However, these therapies are not effective for nearly 45% of all hepatitis C patients. Transition is developing an agent that can increase the effectiveness of the gold-standard interferon therapy, providing a potent alternative therapy for hepatitis C patients who do not have any therapeutic options available.

Alzheimer's disease

Alzheimer's disease is a degenerative disease of the brain characterized by premature senile mental deterioration, including problems with memory, judgment, and thought processes. Current Alzheimer's therapies have only been shown to reduce symptoms for a short period of time in the early stages of the disease. Transition, in partnership with Ellipsis Neurotherapeutics Inc., is developing a disease-modifying agent designed to inhibit and reverse the progression of the disease while also reducing its symptoms.

                                     (CHART)


                               TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 5
message to shareholders

                                   the results

       (BEYOND TECHNOLOGY. WE ARE BUILDING A SUSTAINABLE BIOTECH COMPANY)

(PHOTO OF DR. TONY CRUZ)
DR. TONY CRUZ
Chairman and Chief Executive Officer

"The Board and management team of Transition Therapeutics are determined to build a sustainable corporation with short-term revenues from research and development milestones and long-term growth from royalty income. Our success in accomplishing this objective will be a function of our ability to maintain a dynamic product pipeline that results in the approval of attractive new drugs for large disease indications."

2005 was an important year for Transition Therapeutics as we continue towards our goal of building a sustainable biotech company. We achieved significant milestones across the multiple drug development programs that are currently in the clinic.

Perhaps most notable was a licensing agreement with Novo Nordisk A/S to develop our Islet Neogenesis Therapy (I.N.T.(TM)) for the treatment of type I and type II diabetes. The agreement included a $6 million equity investment as well as upfront payments and development milestones potentially totalling up to US$48 million, in addition to commercial milestones and royalties. This investment by Novo Nordisk, a world leader in diabetes research and treatment, represents an important validation of our technology. It recognizes our leadership in regenerative medicine, an area currently being targeted by many health organizations. Islet cell regenerative therapies have the potential to restore the body's ability to produce insulin on its own, reducing or eliminating the burden of daily insulin injections.

In October 2004 and January 2005, we received FDA clearance to commence exploratory Phase IIa clinical trials of E1-I.N.T.(TM) in type I and type II diabetes patients. We expect interim data from these trials in the fourth quarter of 2005. Preclinical studies on GLP1-I.N.T.(TM) are being performed by our partner Novo Nordisk.

In January 2005, we began patient enrolment for a multi-site Phase II clinical trial of our interferon enhancing therapy for patients with multiple sclerosis (MS-I.E.T.) This therapy combines interferon-(beta) with Transition's enhancing agent, EMZ701, and is designed to increase interferon efficacy, and thereby recover a large patient population that has lost or is losing responsiveness to current interferon therapies. In an earlier Phase I clinical trial, EMZ701 was well tolerated with a good safety profile. This product is well-positioned for a partnership in the short- to medium-term.

In April 2005, we received approval from Health Canada to proceed with a Phase I/II clinical trial for our interferon enhancing therapy for patients with hepatitis C (HCV-I.E.T.) The clinical trial is designed to evaluate the ability of HCV-I.E.T. to produce a positive therapeutic response in patients who have failed to respond to previous treatment with the current leading hepatitis C therapies, which consist of interferon and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of hepatitis C patients.

In November 2004, we acquired an equity interest in Ellipsis Neurotherapeutics Inc., which is developing a series of disease-modifying compounds designed to prevent, reduce and reverse the symptoms and underlying disease pathology associated with Alzheimer's disease. The lead compound, AZD-103, has equal or better efficacy in animal models compared to similar products under clinical development, with an excellent safety profile. We expect to begin Phase I clinical research by calendar year-end.

We are proud of our ability to control costs while managing five products through the clinical development process. Throughout this report you will see quotes from some of the respected third-party researchers who are leading our programs at major research organizations across North America. This structure enables the Company to benefit from many of the greatest minds in clinical research, without overburdening our financial resources. At year-end, we had adequate financial resources to meet anticipated expenditures until early fiscal 2008.

(PHOTO OF CARL DAMIANI, DR. ALEKS PASTRAK, LAURA AGENSKY, ELIE FARAH)

MANAGEMENT TEAM

LEFT TO RIGHT CARL DAMIANI, Director of Business Development, DR. ALEKS PASTRAK, VP of Research, LAURA AGENSKY, Senior Director of New Product Development and ELIE FARAH, CFO & VP of Corporate Development

We added depth to our management team, including the addition of Elie Farah as Chief Financial Officer and Vice President of Corporate Development. Elie brings a wealth of experience from a variety of roles at Boehringer Ingelheim, where he headed global mergers and acquisitions initiatives.

Looking forward, our Board and management are very excited about the Company's prospects for the enhancement of shareholder value. With four different clinical trials underway, we will have important news to announce in coming months, both in terms of clinical results and partnerships.

We view fiscal 2006 as the year Transition Therapeutics moves to the next tier in our corporate development. Getting there is the result of hard work from our employees, Board of Directors, Scientific Advisory Board and the many third-party researchers who are working on our development programs. On behalf of all shareholders, I thank everyone for their contributions to our success. I also thank you, our shareholders, for your continuing support.


/s/ DR. TONY CRUZ
-------------------------------------
DR. TONY CRUZ
Chairman and Chief Executive Officer


                               TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 7

- Islet Neogenesis Therapy (I.N.T.(TM))

                                    DIABETES

                              (GENERATING RESULTS)

                           (PHOTO OF BERNARD ZINMAN)

SCIENTIFIC ADVISORY BOARD MEMBER
BERNARD ZINMAN, M.D.
Professor of Medicine, University of Toronto
Director, Leadership Sinai Centre for Diabetes Research
Senior Scientist, Samuel Lunenfeld Research Institute

"Effective islet cell regeneration therapies could redefine the treatment of diabetes by providing patients with a therapy that has the potential to modify the underlying cause of this disease."

                 POTENTIAL MARKET SIZE FOR REGENERATIVE THERAPY

                                   (PIE CHART)

SOURCE: U.S. DEPARTMENT OF HEALTH AND HUMAN SERVICES, CENTERS FOR DISEASE CONTROL AND PREVENTION

the disease

Diabetes is a growing healthcare problem with more than 18 million diabetics today in the U.S. alone, a number projected to grow to 22 million by the year 2025. The disease destroys the body's insulin-producing cells, reducing the amount of insulin available to maintain normal blood glucose levels. Diabetics with the most advanced forms of the disease must give themselves multiple daily insulin injections to compensate for this lack of insulin. Complications from insulin therapy include vascular disease, kidney failure, amputations and blindness.

Current approaches to treat insulin-dependent diabetes include transplantation of insulin-producing cells called islet cells. However, transplantation is rare as each transplant requires islet cells donated from multiple organ donors.

the PROMISE of islet cell regeneration

Restoring a diabetic's own ability to produce insulin is becoming a reality through a new approach called islet cell regeneration. Under this approach, a patient receives a therapeutic that stimulates the body to produce islet cells, replacing those destroyed by the disease. For patients, islet cell regeneration would provide many advantages to current therapies including:

-    Reduction or elimination of daily insulin injections

-    Reduced complications associated with insulin therapy

-    Maintenance of normal blood-glucose levels

-    Intermittent short-course therapy versus daily injections

-    Improved lifestyle

Clinicians and researchers view islet cell regeneration as a major focus of diabetes research, with Transition's Islet Neogenesis Therapy products considered leading candidates in clinical development.


                               TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 9

- Islet Neogenesis Therapy (I.N.T.(TM)) cont'd

regenerating the body's own insulin-producing cells

Transition's Islet Neogenesis Therapy (I.N.T.(TM)) offers a new hope and a chance to live a "normal" life for millions of diabetic patients who are dependent on daily insulin injections and strict diet regimens. The breakthrough technology has the potential to reduce or eliminate the need for regular insulin injections for months or even years by regenerating the body's own insulin-producing cells with a short-course treatment. The potential market size in the U.S. alone is estimated to be over US$16 billion.

how I.N.T.(TM) works

I.N.T.(TM) is a combination therapy of a selective growth factor and gastrin that can regenerate the body's own insulin-producing cells (islet (beta)-cells in the pancreas).

                                     (CHART)

"The I.N.T.(TM) technology is supporting our efforts of developing a cure for diabetes. Although this project is at an early stage we are excited about the results obtained so far and look forward to exploring the potential of this technology."

DR. PETER KURTZHALS
Senior Vice President for Discovery at Novo Nordisk

(GRAPHIC)

E1-I.N.T.(TM)

first regenerative therapy for diabetes

Transition's lead regenerative product, E1-I.N.T.(TM), has been shown to be highly efficacious in multiple diabetic animal models. In these studies, E1-I.N.T.(TM) has both restored pancreatic insulin levels and maintained normal blood-glucose levels for up to 12 weeks post treatment. E1-I.N.T.(TM) has received strong support from clinicians and researchers, and is considered to be a leading regenerative diabetes therapy in clinical trials.

clinical development

Islet cell regeneration data from two exploratory Phase IIa clinical trials is expected in the fourth quarter of 2005. Two Phase I studies were successfully completed, demonstrating a favorable safety profile for the product.

E1-I.N.T. (TM) REVERSED DISEASE

                                   (BAR CHART)

A 14-day treatment with E1-I.N.T.(TM) normalized blood glucose levels in diabetic animals and the effect was sustainable during the 21-day post-treatment follow-up.

(GRAPHIC)

GLP1-I.N.T.(TM)
best-in-class GLP-1 product

Long-acting analogues of glucagon-like peptide-1 (GLP-1) are a new class of diabetes drugs led by the recently approved GLP-1 product, Byetta(R), from Amylin Pharmaceuticals. GLP-1 drugs have been shown to regulate blood glucose; however, are only approved for a specific population of non-insulin-dependent diabetics. Transition's GLP1-I.N.T.(TM) adds regenerative properties to GLP-1 therapy by combining it with gastrin. This combination has been shown to be more efficacious than GLP-1 alone in restoring pancreatic insulin levels and improving glucose tolerance in multiple diabetic animal models.

clinical development

Preclinical studies are being performed by our partner Novo Nordisk A/S.

GLP1-I.N.T.(TM) REVERSED DISEASE

                                  (BAR CHART)

An 18-day treatment with GLP1-I.N.T.(TM) normalized blood glucose levels in diabetic animals and the effect was sustainable during the 35-day post-treatment follow-up. GLP-1 alone provided little long-term therapeutic benefit in diabetic animals.

partnership with NOVO NORDISK A/S

In 2004, Transition and Novo Nordisk A/S signed a licensing agreement to develop I.N.T. (TM) for the treatment of insulin-dependent diabetes. The agreement included a $6 million equity investment into Transition and granted Novo Nordisk A/S exclusive worldwide rights to I.N.T.(TM) products, except for I.N.T.(TM) for transplantation, in return for upfront and developmental milestone payments of up to US$48 million, and commercial milestone payments and royalties.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 11

- Interferon Enchancing Therapy (I.E.T.)

                               multiple sclerosis

                              (GENERATING RESULTS)

                            (PHOTO OF MARK FREEDMAN)

SCIENTIFIC ADVISORY BOARD MEMBER

MARK FREEDMAN, M.D.

Director, Multiple Sclerosis Research Unit, University of Ottawa and the Ottawa Hospital Research Institute

"MS-I.E.T. could become an option to the many MS patients who are losing or have lost responsiveness to traditional MS therapies and whose only remaining treatment alternative is chemotherapy."

the disease

Multiple sclerosis is a complex and unpredictable progressive disease of the central nervous system (the brain, optic nerves and spinal cord) in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain which can cause a loss of motor function.

The principal therapies available for MS patients are interferon products which represent about 70% of the therapeutic market and have annual sales in excess of US$3.4 billion. Higher doses of these interferon products could provide much higher levels of efficacy for MS patients. However, these higher doses are accompanied by adverse events that are intolerable to most patients.

CURRENT MARKET SIZE FOR INTERFERON-BASED MS THERAPIES

                                  (PIE CHART)

SOURCE: 2004 ANNUAL REPORTS FROM SCHERING AG, SERONO AND BIOGEN IDEC

(GRAPHIC)

MS-I.E.T. - creating best-in-class MS product

It has been shown in other diseases that the addition of a synergistic agent can increase interferon efficacy, resulting in significantly improved patient outcomes and setting a new standard of care. Transition is developing MS-I.E.T. (a combination of Transition interferon enhancer EMZ701 and interferon-(beta)) which has been shown to improve interferon therapy two to three-fold in MS animal models. In addition, EMZ701 had a good safety profile, confirmed in a successful Phase I study.

clinical development

A Phase II clinical trial is underway in MS patients with data expected in the second half of calendar 2006. A Phase I clinical trial demonstrated that EMZ701 was well tolerated and has a good safety profile.

SUPERIOR EFFICACY OF MS-I.E.T.

                                   (BAR CHART)

MS-I.E.T. was three times more effective than interferon-(beta) (IFN-(beta)) alone at reducing disease symptoms in an MS animal model after a three-month treatment.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 13

- Interferon Enchancing Therapy (I.E.T.)

                                   hepatitis C

                              (GENERATING RESULTS)

(PHOTO OF MORRIS SHERMAN)

SCIENTIFIC ADVISORY BOARD MEMBER

MORRIS SHERMAN, M.D.

Associate Professor of Medicine, University of Toronto

"Positive clinical data from the HCV-I.E.T. Phase I/II clinical trial will give hope to the large population of hepatitis C patients who have failed standard treatment regimens and face long-term life-threatening complications of the disease."

the disease

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus, affecting an estimated 170 million people worldwide. The infection is typically mild in its early stages and, as a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer.

All hepatitis C treatments approved by the FDA are interferon-based products with the gold-standard treatment being the combination therapy of pegylated interferon alpha and ribavirin. However, 45% of hepatitis C patients do not respond to these therapies and have no other treatment options available. In some clinical studies, higher-dose interferon therapy has been effective with these patients; however, the side effects are intolerable to most.

CURRENT MARKET SIZE FOR INTERFERON-BASED HEPATITIS C THERAPIES

                                   (PIE CHART)

SOURCE: 2004 ANNUAL REPORTS FROM SCHERING AG, AND ROCHE

(GRAPHIC)

HCV-I.E.T. - creating best-in-class hepatitis C product

Transition is developing HCV-I.E.T. to create a superior hepatitis C therapy that will provide a therapeutic benefit to the 45% of hepatitis C patients that do not respond to current therapy and have no other treatment options available. HCV-I.E.T., a triple combination therapy of Transition interferon enhancer EMZ702, pegylated interferon alpha and ribavirin, has demonstrated a two to three-fold increase in antiviral activity over standard hepatitis C therapy alone. The strong antiviral response observed in these studies has enabled the rapid advancement of EMZ702 into clinical development with hepatitis C patients.

clinical development

A Phase I/II clinical trial is underway evaluating the efficacy of HCV-I.E.T. in patients that have not responded to standard hepatitis C therapy (pegylated interferon alpha and ribavirin) alone.

SUPERIOR ANTIVIRAL EFFICACY OF HCV-I.E.T.

(BAR CHART)

HCV-I.E.T. was two to three times more effective than standard therapy of interferon- (alpha) (IFN-(alpha)) + ribavirin in a preclinical model.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 15

- Alzheimer's Technology

                                   alzheimer's

                              (GENERATING RESULTS)

                       (PHOTO OF PETER ST. GEORGE-HYSLOP)

SCIENTIFIC ADVISORY BOARD MEMBER

Director, Center for Research in Neurodegenerative Diseases, University of
Toronto

Neurologist, University Health Network

"The strong preclinical efficacy data with AZD-103 supports the potential of this compound to alter the course of Alzheimer's disease leading to an improved quality of life for patients and their families."

the disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans and with an aging population is expected to double over the next 20 years unless an effective therapy is developed.

Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

disease-modifying Alzheimer's therapy

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear the body rather than form amyloid plaques, a hallmark pathology of Alzheimer's disease.

(GRAPHIC)

AZD-103

In preclinical studies with mice, AZD-103 has been shown to prevent disease onset as well as slow, stop, and reverse disease progression. Further, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

clinical development

A Phase I study in healthy volunteers is planned to begin in the fourth quarter of the year. The development of AZD-103 is through our partnership with Ellipsis Neurotherapeutics Inc.

(GRAPHIC)

In Morris water maze test (a well-accepted model for spatial memory function studies in which mice are required to find a platform in a shallow pool), AZD-103 improved the spatial memory function of AD mice to levels indistinguishable from normal healthy mice.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 17
management's discussion and analysis

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2005 AND THE RELATED NOTES, WHICH ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") PROVIDES A REVIEW OF THE PERFORMANCE OF THE COMPANY FOR THE YEAR ENDED JUNE 30, 2005 AS COMPARED TO THE YEAR ENDED JUNE 30, 2004. THIS MD&A INCLUDES FINANCIAL INFORMATION DERIVED FROM THE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND FROM THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS. THIS REVIEW WAS PERFORMED BY MANAGEMENT WITH INFORMATION AVAILABLE AS OF SEPTEMBER 9, 2005.

WHERE "WE," "US," "OUR," "TRANSITION" OR THE "COMPANY" IS USED, IT IS REFERRING TO TRANSITION THERAPEUTICS INC. AND ITS WHOLLY-OWNED SUBSIDIARIES, UNLESS OTHERWISE INDICATED. ALL AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect," "believe," "intend," "anticipate," "will," "may," or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has two lead technologies, Islet Neogenesis Therapy ("I.N.T.(TM)") for the treatment of diabetes and Interferon Enhancing Therapy ("I.E.T.") for the treatment of multiple sclerosis ("MS") and hepatitis C. These technologies have resulted in four lead products: E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of MS and HCV-I.E.T. for the treatment of hepatitis C. In addition to these lead products, Transition also has a 17% interest in Ellipsis Neurotherapeutics Inc. ("ENI"), a company that is developing a series of compounds that have been shown, in animal models, to prevent, reduce and reverse the symptoms and underlying disease pathology associated with Alzheimer's disease.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During fiscal 2005 and up to the date of this MD&A, the Company achieved the following significant milestones:

- Received clearance to initiate exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of the Company's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), in both type I and type II diabetes patients;

- Commenced enrolment for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes;

- Commenced enrolment for a Phase II clinical trial for its first Interferon Enhancing Therapy product, MS-I.E.T., in patients with MS;

-    Acquired an initial 17% equity interest in Ellipsis Neurotherapeutics Inc.
     (ENI), a company developing therapeutics for Alzheimer's disease. This equity interest may be increased to 52% through the achievement of milestones under a services agreement with ENI and the exercise of Exchange Rights included as part of the transaction;

- Commenced enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

- Sold its wholly-owned subsidiary, Stem Cell Therapeutics Inc. ("SCT"), for upfront and anniversary payments totalling $3.5 million, plus royalties on sales and other income;

- Signed a definitive licensing agreement with Novo Nordisk A/S ("NOVO NORDISK") for the I.N.T.(TM) technology including an equity investment of CDN $6 million, upfront and development milestones potentially totalling up to US$48 million as well as commercial milestones and royalty payments;

- Issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including hepatitis C virus. The Company's patent portfolio currently includes 12 issued patents and many patent applications pending in multiple jurisdictions throughout the world; and

-    Further strengthened the management team.

The Company's cash, cash equivalents and short-term investments were $20,598,969 at June 30, 2005 and the Company's net working capital position was $20,284,440. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

I.N.T.(TM) TECHNOLOGY FOR DIABETES

General

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products in partnership with Novo Nordisk, E1-I.N.T.(TM) and GLP1-I.N.T.(TM). Transition has received clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetes patients and has commenced the clinical trial in patients with type I diabetes. GLP1-I.N.T.(TM) is currently in preclinical development.

Licensing agreement

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make upfront and milestone payments which, assuming all development milestones are achieved, will total US$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed I.N.T.(TM) technology.

To date, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,302,449 (US$2,000,000). Of this total, $1,968,580 (US$1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $109,370 was recognized during fiscal 2005.

The remaining $333,869 (US$265,908) was received for expenditures relating to a joint research program and has been recorded as deferred revenue until the corresponding research expenses are incurred.

In addition, under the terms of an agreement between the Company and the General Hospital Corporation ("GHC"), the Company paid to GHC sub-licensing fees of $132,400 (US$100,000), in respect of certain payments received under the Licensing Agreement. These sublicensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 19
management's discussion and analysis cont'd

E1-I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has received clearance from the United States Food and Drug Administration ("FDA") to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These two clinical trials will be evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. Transition commenced the type I diabetes trial in June 2005. The interim data for both trials are expected in the second quarter of fiscal 2006 and final reports are expected in the second half of fiscal 2006.

Transition will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk has agreed to retroactively reimburse the Company for costs incurred.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in preclinical development in partnership with Novo Nordisk.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the year ended June 30, 2005, the Company incurred direct research and development costs for this program as follows:

                                I.N.T.(TM)
                               PROGRAM (1)
                               -----------
Clinical studies                $  365,582
Manufacturing                   $  810,083
Preclinical toxicity studies    $  124,221
Other direct research           $  156,104
                                ----------
TOTAL                           $1,455,990
                                ==========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL

I.E.T. is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T. for MS, which is currently in Phase II studies in patients with MS, and HCV-I.E.T. for hepatitis C, which is currently in a Phase I/II clinical trial in patients with hepatitis C.

MS-I.E.T. FOR MS

MS is a complex and progressive disease of the central nervous system in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor function. According to the U.S. National MS Society and the Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the U.S. and Europe; and an estimated 2.5 million individuals worldwide. Patients diagnosed with MS are typically between 20 to 40 years of age with the majority being female. Due to the chronic nature of the disease, MS patients need chronic treatment.

Interferon-based products are one of the primary therapeutic options for the treatment of MS and are used to slow disease progression and palliate symptoms. However, these treatments are not effective in all patients, may have limited duration of benefit and possess a side effect profile that reduces utility. Interferon-based products for MS have annual sales in excess of US$2.5 billion representing approximately 70% of the MS therapeutic market.

To enhance the efficacy of interferon alone, the Company has developed MS-I.E.T., its first Interferon Enhancing Therapy product, which is the combination of the Company's EMZ701 and interferon-(beta). In preclinical studies, Transition has demonstrated that MS-I.E.T. is significantly more effective than interferon-(beta) alone in reducing both symptoms and pathologies associated with MS in multiple animal models. In a Phase I clinical trial, Transition's EMZ701 was well tolerated with a good safety profile.

Transition has commenced enrolment in a Phase II clinical trial for MS-I.E.T. in patients with MS. The Phase II study will enroll 40 relapsing/ remitting MS patients currently on interferon-(beta) therapy showing renewed disease activity as evidenced by magnetic resonance imaging ("MRI") changes. After monitoring MRI activity for 12 weeks while on interferon-(beta) therapy alone, patients will receive weekly EMZ701 treatments in addition to their standard interferon-(beta) therapy for 24 weeks. The reporting of clinical data for this trial is expected in the first half of fiscal 2007.

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

Transition has expanded its Interferon Enhancing Therapy to include a second product, HCV-I.E.T., which is indicated for the treatment of hepatitis C. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in antiviral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial is designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients.

The Phase I/II study is being conducted in centres across Canada. Patients receive twice-weekly treatments of EMZ702 administered in combination with standard interferon-(alpha) and ribavirin therapy for a period of 12 weeks. Among many endpoints, the primary efficacy endpoint will be the reduction of HCV RNA viral load, a clinical endpoint indicative of positive response to therapy. Transition expects interim data for this trial in the second quarter of fiscal 2006.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the year ended June 30, 2005, the Company incurred direct research and development costs for this program as follows:

                          I.E.T.
                        PROGRAM(1)
                        ----------
Clinical studies         $390,357
Manufacturing            $293,268
Other direct research    $ 34,391
                         --------
TOTAL                    $718,016
                         ========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

ENI's Alzheimer's program

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease.

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least US$100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 21
management's discussion and analysis cont'd

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stage of development of the Company's two lead programs and ENI's Alzheimer's program (of which Transition holds a 17% equity interest) are illustrated below:

                                     (CHART)

A summary of the expected timelines for fiscal 2006 for the Company's current clinical trials is as follows:

                                  (FLOW CHART)

In addition to rapidly advancing the clinical development of its products, Transition also remains focused on pursuing partnership discussions for its two I.E.T. products and seeking out opportunities to expand its pipeline with new and innovative technologies.

OVERALL PERFORMANCE

During fiscal 2005, the Company continued to advance its lead products through the clinic. Transition has now received approval for three Phase II clinical trials and one Phase I/II clinical trial and expects to have interim data for three of these trials by the end of calendar 2005. The sale of SCT has allowed Transition to free up resources to advance other clinical initiatives that are more in line with the Company's overall strategy. The acquisition of an interest in ENI has given Transition an interest in a compelling technology and will also allow the Company to earn additional ENI common shares through the achievement of certain milestones.

Transition also strengthened its cash position through the completion of a $6 million private placement and the exercise of previously issued warrants. The Company's cash and cash equivalents and short-term investments were $20,598,969 at June 30, 2005. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The Company's loss for the year ended June 30, 2005 increased by $3,663,607 or 35% to $14,223,108 from the loss of $10,559,501 reported in fiscal 2004. The increase in loss is primarily due to a decrease in recovery of future income taxes, increases in research and development and general and administrative expenses and the recognition of equity losses relating to ENI and SCT, partially offset by a decrease in amortization of technology and an increase in interest income, the details of which are as follows:

- The decrease in recovery of future income taxes was the result of the fact that the Company has depleted its future tax liability from the acquisition of Waratah Pharmaceuticals Inc. ("WARATAH");

- The increase in research and development expenses was primarily the result of an increase in I.E.T. technology expenses as the Company prepared for and commenced enrolment for its Phase II trial in MS patients, additions to the Company's product development team and the expensing of options, partially offset by a decrease in I.N.T.(TM) technology expenses;

- The increase in general and administrative expenses was primarily the result of expensing of stock options and an increase in accounting and legal fees, regulatory costs and insurance premiums; and

-    The increase in interest income was the result of higher cash balances.

     In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products, strengthens its product development team, and the depletion of the Company's future tax liability.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

                                         JUNE 30,      June 30,      June 30,
                                           2005          2004         2003
                                       -----------   -----------   -----------
Revenue                                $   109,370   $        --   $        --
Net loss(1)                            $14,223,108   $10,559,501   $11,583,346
Basic and fully diluted net loss per
   common share and Class B share(2)   $      0.12   $      0.12   $      0.21
Total assets                           $40,463,731   $42,229,389   $39,880,970
Total long-term liabilities(3)         $   904,230   $ 1,465,819   $ 4,785,698
Cash dividends declared per share      $        --   $        --   $        --

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

(3) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS - YEAR ENDED JUNE 30, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

RESULTS OF OPERATIONS

For the fiscal year ended June 30, 2005, the Company recorded a net loss of $14,223,108 ($0.12 per common and Class B share) compared to a net loss of $10,559,501 ($0.12 per common and Class B share) for the fiscal year ended June 30, 2004. This increase in net loss of $3,663,607 or 35% is primarily due to the following: a decrease in recovery of future income taxes, increases in research and development and general and administrative expenses and the recognition of equity losses relating to ENI and SCT, partially offset by a decrease in amortization of technology and an increase in interest income.

LICENSING FEES

Licensing fees increased by $109,370 or 100% to $109,370 for the year ended June 30, 2005 from $nil for the year ended June 30, 2004.

Licensing fees represent the recognition of revenue from the Licensing Agreement with Novo Nordisk, as described above under the heading, "Licensing Agreement." Based on the current recognition term of 15 years, licensing fees are expected to be approximately $33,000 per quarter.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $3,944,096 for the fiscal year ended June 30, 2005 from $3,247,026 for the same period in 2004. This increase of $697,070 or 22% was primarily the result of an increase in I.E.T. technology expenses as the Company prepared for and commenced enrolment for its Phase II trial in MS patients and prepared for a Phase I/II clinical trial in hepatitis C patients, additions to the Company's product development team and the expensing of stock options, and was partially offset by a decrease in I.N.T. technology expenses resulting from building inventory levels to support upcoming clinical trials.

The Company anticipates that research and development expenses will continue to increase in fiscal 2006, as the Company completes a Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes, commences and completes a Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type II diabetes and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C, and continues to enroll for its Phase II clinical trial for MS-I.E.T. in patients with MS. In addition, research and development expenses will increase as a result of strengthening the Company's product development team throughout fiscal 2005.

                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 23
management's discussion and analysis cont'd

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $2,944,105 for the fiscal year ended June 30, 2005 from $2,063,198 for the fiscal year ended June 30, 2004. This increase of $880,907 or 43% primarily resulted from the expensing of stock options, an increase in accounting and legal fees, regulatory costs and insurance premiums as well as costs incurred to strengthen the management team. The Company anticipates that general and administrative expenses will increase during fiscal 2006 as the Company experiences the full year effect of the strengthening of the management team and incurs additional corporate development and investor relations costs, in line with the Company's strategy for its next stage of growth.

AMORTIZATION

Amortization for the year ended June 30, 2005 decreased by $428,568 or 5% to $8,209,627 as compared to $8,638,195 for the year ended June 30, 2004. The decrease in amortization primarily resulted from the amortization on the SCT technology being recorded as losses of company transferred under contractual arrangement. The Company anticipates that amortization expense will further decrease in fiscal 2006 as a result of the SCT transfer.

RECOVERY OF (PROVISION FOR) INCOME TAXES - FUTURE

Recovery of income taxes - future for the year ended June 30, 2005 decreased by $2,094,192 or 67% to a recovery of $1,048,324 as compared to a recovery of $3,142,516 for the year ended June 30, 2004. The decrease in recovery of income taxes - future primarily resulted from the fact that the Company's future tax liability derived from the acquisition of Waratah in January 2002 has been reduced to zero as Waratah now has sufficient future tax assets to offset the liability. The Company anticipates that the recovery of income taxes - future will decrease significantly in fiscal 2006 due to the fact that the future tax liability resulting from the acquisition from Waratah has been eliminated.

INTEREST INCOME

Interest income for the fiscal year ended June 30, 2005 was $513,822 as compared to $261,821 for the fiscal year ended June 30, 2004. This increase of $252,001 or 96% in interest income primarily resulted from higher cash, cash equivalent and short-term investment balances during the year ended June 30, 2005 as compared to the year ended June 30, 2004. In the absence of additional financing, interest income is expected to decrease in fiscal 2006.

CAPITAL EXPENDITURES

During the fiscal year ended June 30, 2005, the Company's capital expenditures were $140,584 as compared to $24,541 for the fiscal year ended June 30, 2004. The expenditures during fiscal 2005 were for lab, computer and office equipment. The Company anticipates an increase in capital expenditures during fiscal 2006 resulting from computer equipment additions and the relocation of the Company's office facilities.

TRANSFER OF SCT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totalling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale as at June 30, 2005, but has reclassified the assets and liabilities as transferred under a contractual arrangement. The upfront payment received of $325,000, net of disposition costs, has been recorded against the assets transferred. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

The financial results of SCT were consolidated with the financial results of the Company until SCT was transferred on October 4, 2004. For the period of October 4, 2004 to June 30, 2005, the losses incurred by SCT of $606,243 were recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement.

INVESTMENT IN ENI

Effective November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange, at the option of certain ENI shareholders, and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 884,956 common shares of the Company (the "ACQUIRED SHARES"), ii) $1,000,000 in cash, and iii) 4,000,000 exchange rights (the "EXCHANGE RIGHTS"). Each Exchange Right allows the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expire on February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at this time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation, the Company has assigned a nominal value to the shares issued and has recorded a liability, net of the Company's interest.

In addition, through leading the development of the ENI products, the Company will also have the potential to earn up to 1,600,000 ENI common shares over the 24 month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned will be recorded as revenue at the time the milestone is achieved.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2005.

                                          First       Second       Third        Fourth
                                         quarter      quarter      quarter      quarter        Year
                                       ----------   ----------   ----------   ----------   -----------
2005
Revenue                                $   10,937   $   32,811   $   32,811   $   32,811   $   109,370
Net loss(1)                            $2,543,441   $3,660,041   $3,504,427   $4,515,199   $14,223,108
Basic and fully diluted net loss per
   common share and Class B Share(2)   $     0.02   $     0.03   $     0.03   $     0.04   $      0.12

2004
Revenue                                $       --   $       --   $       --   $       --   $        --
Net loss(1)                            $2,292,926   $2,574,126   $2,985,493   $2,706,956   $10,559,501
Basic and fully diluted net loss per
   common share and Class B Share(2)   $     0.03   $     0.03   $     0.03   $     0.03   $      0.12

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

The quarterly results of Transition have remained fairly stable with fluctuations primarily the result of changes in activity levels of the clinical trials being performed by the Company, changes in the Company's management and product development teams, amortization of the technology acquired through the acquisition of SCT, changes in the recovery of future income taxes and the expensing of stock options.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three-month periods ended June 30, 2005 and June 30, 2004:

                                         2005         2004
                                      ----------   ----------
Revenue - Licensing fees              $   32,811   $       --
Research and development, net         $1,167,069   $  876,330
General and administrative            $  929,312   $  671,596
Amortization                          $2,018,605   $2,156,987
Interest income, net                  $  127,903   $   95,760
Losses of company transferred under
   contractual arrangement            $  507,697   $       --
Recovery of (provision for) income
   taxes - future                     $  (18,966)  $  915,049
Net loss                              $4,515,199   $2,706,956

REVIEW OF OPERATIONS

For the three month period ended June 30, 2005, the Company's net loss increased by $1,808,243 or 67% to $4,515,199 compared to $2,706,956 for the same period in fiscal 2004. The increase in research and development expenses was primarily due to the fact that the Company commenced enrolment for a Phase IIa clinical trial in type I diabetics, prepared for the initiation of a Phase I/II clinical trial in hepatitis C patients and a Phase IIa clinical trial in type II diabetics, continued a Phase II clinical trial in MS patients and further strengthened its product development team. The increase in general and administrative expenses primarily resulted from strengthening the management


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 25
management's discussion and analysis cont'd

team and increased corporate development activities. This increase has been partially offset by reduced regulatory fees for fiscal 2005 as compared to fiscal 2004, due to the one-time listing expenses incurred in the prior year relating to the Company's move to the Toronto Stock Exchange. The decrease in amortization expense primarily resulted from the amortization on the SCT technology being recorded as losses of company transferred under contractual arrangement. The increase in interest income was the result of higher cash balances which resulted from the Company's financings completed during fiscal 2005. The decrease in recovery of (provision for) income taxes - future primarily resulted from the fact that the Company's future tax liability derived from the acquisition of Waratah in January 2002 has been reduced to nil as Waratah now has sufficient future tax assets to offset the liability.

FINANCING ACTIVITIES

During the fourth quarter of fiscal 2005, the Company issued 60,098 common shares for total proceeds of $19,231 through the exercise of 60,098 share purchase warrants.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

VALUATION AND AMORTIZATION OF TECHNOLOGY

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology. The cost of the Company's technology is amortized over an estimated useful life of 5 years. Factors considered in estimating the useful life of the technology include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the technology. The Company assesses its technology for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

REFUNDABLE INVESTMENT TAX CREDITS

The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities, and accordingly, these amounts may vary from the amounts recorded.

VALUATION ALLOWANCE FOR FUTURE TAX ASSETS

The Company has recorded a valuation allowance on future tax assets primarily related to the carryforward of operating losses and research and development expenses. The Company has determined that it is more likely than not that these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

EQUITY-BASED VALUATIONS

When the Company issues equity based instruments (i.e. share purchase warrants, Agent's Warrants, stock options and exchange rights), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk-free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

PROVISION FOR FACILITY CLOSURE

As a result of management's decision to close the Woburn facility, the Company was required to account for severance, lease exit costs and capital asset impairment. This accrual for lease exit costs required judgment from management regarding the ability to sublease the property, market rates for real estate and facility base operating costs. Actual results could differ materially from the estimates made by management.

RECOGNITION OF DEFERRED REVENUE

As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management.

SCT TRANSACTION

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT. The agreement includes an upfront cash payment of $325,000, anniversary payments totalling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

Management determined that this transaction should not be recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. This conclusion required the judgment of management regarding the size of the upfront payment relative to the total purchase consideration and provisions in the agreement that provide the Company with rights of continuing involvement over the operations of SCT until the anniversary payments are made. Accordingly, the Company will continue to carry the SCT technology as an asset and will continue to evaluate its carrying value as described above under, "Valuation and amortization of technology."

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which resulted in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. The consolidated statements of loss and deficit for the year ended June 30, 2004 have not been restated. During the year ended June 30, 2005, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one-time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

For the year ended June 30, 2005, the effect of the adoption of the fair value method of stock-based compensation expense is an increase to general and administrative expense of $246,415 and an increase to research and development, net, of $132,959 with the corresponding total included as an increase to stock options.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In September 2004, the CICA issued Accounting Guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities," which applies to annual and interim periods beginning on or after November 1, 2004. AcG-15 requires that the assets, liabilities, and results of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise when that enterprise is the primary beneficiary of the VIE.

In general, an entity is classified as a VIE if: i) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support; ii) its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights; or iii) its equity investors do not absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. To determine if an investor in a VIE is the primary beneficiary, the investor must determine if it will absorb a majority


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 27
management's discussion and analysis cont'd

of the VIE's expected losses, receive a majority of the VIE's expected returns, or both. An enterprise holding an interest in a VIE for which it is not the primary beneficiary does not consolidate the VIE, but is required to provide certain disclosures.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, SCT. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998 and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, the sale of reagents and licensing fees. The Company has incurred a cumulative deficit to June 30, 2005 of $46,486,090. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits, short-term investments and investment tax credits.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $20,598,969 and $20,284,440, respectively, at June 30, 2005, up significantly from June 30, 2004 balances of $17,641,155 and $17,818,393, respectively. The increase is primarily the net result of the Novo Nordisk equity investment completed in August 2004 and the proceeds received from warrant and option exercises, partially offset by expenditures incurred during the year ended June 30, 2005 and the cash investment made in ENI. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

During the year ended June 30, 2005, the Company sold 5,000,000 common shares, through a private placement to Novo Nordisk to raise gross proceeds of $6 million. It also issued 7,688,386 common shares for total cash proceeds of $4,214,007 through the exercise of 5,397,387 share purchase warrants, 1,431,800 Agents' Warrants (including the exercise of the underlying share purchase warrants) and 143,300 stock options.

CONTRACTUAL OBLIGATIONS

Minimum payments under our contractual obligations as of June 30, 2005 are as follows:

                                         Less than 1 year   1-3 years   4-5 years   After 5 years      Total
                                         ----------------   ---------   ---------   -------------   ----------
Operating leases                            $   58,199       $320,096    $320,096      $310,048     $1,008,439
Capital leases                              $   21,889       $ 43,778    $ 10,946      $     --     $   76,613
Collaboration agreements                    $   61,000       $     --    $     --      $     --     $   61,000
Clinical and toxicity study agreements      $2,285,185       $565,264    $     --      $     --     $2,850,449
Manufacturing agreements                    $  122,711       $     --    $     --      $     --     $  122,711
                                            ----------       --------    --------      --------     ----------
TOTAL                                       $2,548,984       $929,138    $331,042      $310,048     $4,119,212
                                            ==========       ========    ========      ========     ==========

In addition, the Company has also licensed various technologies for its programs. Under these licensing agreements, which are disclosed in detail in the Company's financial statements, the Company is required to pay up to a total of $596,743 depending on the outcome of certain developmental milestones, royalties on net sales of between 0.5% and 2%, royalties on sublicense revenue of between 5% and 10% and has the ability to buy back certain royalty streams for payments between approximately US$250,000 to US$2.0 million.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2005, the Company had the following related party transactions which were measured at exchange amounts as they were in the ordinary course of business:

The Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2005 were $14,938.

As additional consideration in connection with two of the private placements completed during fiscal 2003, the Company paid a dealer, a company owned by a Director of the Company, cash commissions and granted the same dealer share purchase warrants. During fiscal 2005, the Director exercised 60,098 of these warrants which resulted in cash consideration to the Company of $19,231.

The Company paid legal fees to a law firm where a former Director of the Company is a partner. Total fees and disbursements charged to the Company by the law firm during the year ended June 30, 2005 were $514,212 of which $50,730 was charged against the assets transferred under contractual arrangement relating to the SCT transfer and $77,980 related to the ENI acquisition and has been added to the cost of the investment. The former Director ceased to be a Director of the Company on December 16, 2003.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

Common shares

As at September 9, 2005, the Company has 120,096,077 common shares outstanding.

Share purchase warrants

The following is a summary of the share purchase warrants outstanding as at September 9, 2005:

                                           Number     Exercise
    Issue Date         Expiry date      outstanding     price
-----------------   -----------------   -----------   --------
February 24, 2004   February 24, 2006    1,384,615      $1.00

Each share purchase warrant entitles the holder, upon exercise and full payment of the exercise price, to acquire one common share of the Company until they expire on February 24, 2006. At September 9, 2005, on an if-converted basis, these share purchase warrants would result in the issuance of 1,384,615 common shares for aggregate proceeds of $1,384,615.

Stock options

As at September 9, 2005, the Company has 4,098,162 stock options outstanding (on an after-exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $3.30 and expiry dates ranging from September 19, 2005 to June 21, 2010. At September 9, 2005, on an if-converted basis, these stock options would result in the issuance of 4,098,162 common shares at an aggregate exercise price of $4,746,750.

Exchange rights

As at September 9, 2005, the Company has 4,000,000 Exchange Rights outstanding. Each Exchange Right entitles the holder, upon exercise, to exchange one common share of ENI for 0.8264 of a common share of the Company. All unexercised Exchange Rights expire on February 4, 2006.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 29
management's discussion and analysis cont'd

RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a company in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans. The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the products commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Company's ability to be profitable.

FINANCIAL AND HUMAN RESOURCES

As of June 30, 2005, the Company had cash, cash equivalents and short-term investments of $20,598,969 and working capital of $20,284,440. The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements for the Company to fund its research and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

HISTORY OF OPERATING LOSSES

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

COMPETITION

The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Company develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

PATENT PROTECTION

The success of the Company will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. In addition, any patents issued to the Company may be challenged, invalidated or circumvented.

PRECLINICAL AND CLINICAL TESTING

The Corporation is not able to predict the results of preclinical and clinical testing of drug products, including the products of the Company. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the preclinical or clinical testing of the Company's products will yield satisfactory results that will enable the Company to progress toward commercialization of such products. Unsatisfactory results may cause the Company to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Company.

REGULATORY ENVIRONMENT

Although we are in the process of developing several products, these products are subject to regulation in Canada, the US and other countries. There is no assurance that regulatory approval will be granted for any of the Company's products. The regulatory process could cause several problems for the Company including, but not limited to, delays in receipt of approvals which could result in time delays in the Company's programs, limitations on intended use which could result in smaller markets for the Company's products and failure to obtain necessary approvals, which could force the Company to cease development of one or more of its products.

POTENTIAL PRODUCT LIABILITY

The Company may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts or fall outside of such coverage. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company or potential distributors of the Company's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

OTHER RISKS

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 31
management's responsibility for financial statements

The accompanying consolidated financial statements of TRANSITION THERAPEUTICS INC. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements and in other sections of this Annual Report.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management and with the shareholders' auditors. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present. The consolidated financial statements have been examined by the shareholders' independent auditors, Ernst & Young LLP Chartered Accountants, and their report is shown as part of the consolidated financial statements.


/s/ TONY CRUZ
-------------------------------------
TONY CRUZ
Chief Executive Officer


/s/ ELIE FARAH
-------------------------------------
ELIE FARAH
Chief Financial Officer

August 26, 2005.

auditors' report

To the Shareholders of TRANSITION THERAPEUTICS INC.

We have audited the consolidated balance sheets of TRANSITION THERAPEUTICS INC. as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
August 12, 2005.

/s/ ERNST & YOUNG LLP
Chartered Accountants
consolidated balance sheets
As at June 30

                                                                             2005           2004
                                                                         ------------   ------------
ASSETS
CURRENT
Cash and cash equivalents (note 4)                                       $  6,598,221   $ 17,641,155
Short-term investments (note 4)                                            14,000,748             --
Receivables (note 10)                                                         170,116        270,126
Investment tax credits receivable (note 15(a))                                566,339        511,821
Research inventory                                                            709,444        559,378
Prepaid expenses and other assets                                             275,365        119,325
Deposits (note 5)                                                             132,159             --
Future tax asset (note 15(b))                                                      --        106,277
TOTAL CURRENT ASSETS                                                       22,452,392     19,208,082
                                                                         ------------   ------------
Long-term deposits (note 5)                                                        --        143,850
Long-term research inventory                                                1,872,643             --
Deferred charges (note 6)                                                     125,040             --
Capital assets, net (note 7)                                                  453,166        440,783
Technology (notes 8 and 10)                                                12,310,463     22,436,674
Investment (note 9)                                                         2,121,566             --
Assets transferred under contractual arrangement (note 10)                  1,128,461             --
                                                                         ------------   ------------
                                                                         $ 40,463,731   $ 42,229,389
                                                                         ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities (note 11)                       $  2,150,933   $  1,366,983
Current portion of deferred revenue (note 6)                                  465,107         51,143
Current portion of obligation under capital leases (note 19(g))                17,019         19,008
Current portion of leasehold inducement (note 19(h))                               --          3,698
                                                                         ------------   ------------
TOTAL CURRENT LIABILITIES                                                   2,633,059      1,440,832
Deferred revenue (note 6)                                                   1,727,972        869,437
Liability to ENI subject to guaranteed share value obligation (note 9)        820,900             --
Liabilities transferred under contractual arrangement (note 10)                34,539             --
Obligation under capital leases (note 19(g))                                   48,791        67,356
Leasehold inducement (note 19(h))                                                  --         17,880
Provision for facility closure (note 11)                                           --        225,982
Future tax liability (note 15(b))                                                  --      1,154,601
                                                                         ------------   ------------
TOTAL LIABILITIES                                                           5,265,261      3,776,088
Commitments (note 19)
Guarantees (note 21)
SHAREHOLDERS' EQUITY
Share capital
   Common shares (notes 9 and 12)                                          77,254,351     66,001,437
   Contributed surplus (note 12(d))                                         2,811,966      2,646,643
   Stock options (note 12(d))                                                 743,628        566,997
   Warrants (note 12(c))                                                      486,615      1,456,026
   Exchange Rights (notes 9 and 12(e))                                        388,000             --
Deficit                                                                   (46,486,090)   (32,217,802)
                                                                         ------------   ------------
TOTAL SHAREHOLDERS' EQUITY                                                 35,198,470     38,453,301
                                                                         $ 40,463,731   $ 42,229,389
                                                                         ============   ============

See accompanying notes

On behalf of the Board:


/s/ TONY CRUZ                           /s/ CHRISTOPHER HENLEY
-------------------------------------   ----------------------------------------
TONY CRUZ                               CHRISTOPHER HENLEY
Director                                Director


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 33
consolidated statements of loss and deficit
Years ended June 30

                                                            2005           2004
                                                        ------------   ------------
REVENUES
Licensing fees (note 6)                                 $    109,370   $         --
                                                        ------------   ------------
EXPENSES
Research and development, net of investment tax
   credits (note 15(a))                                    3,944,096      3,247,026
General and administrative                                 2,944,105      2,063,198
Facility closure (note 11)                                        --         61,588
Amortization                                               8,209,627      8,638,195
Foreign exchange loss (gain)                                   6,357         (7,818)
                                                        ------------   ------------
                                                          15,104,185     14,002,189
                                                        ------------   ------------
Loss before the following                                (14,994,815)   (14,002,189)
Interest income, net                                         513,822        261,821
Equity loss in affiliate (note 9)                           (183,626)            --
Losses of company transferred under contractual
   arrangement (note 10)                                    (606,243)            --
                                                        ------------   ------------
Loss before income taxes                                 (15,270,862)   (13,740,368)
                                                        ------------   ------------
Recovery of (provision for) income taxes (note 15(c))
   Current                                                      (570)        38,351
   Future                                                  1,048,324      3,142,516
                                                        ------------   ------------
                                                           1,047,754      3,180,867
                                                        ------------   ------------
NET LOSS FOR THE YEAR                                    (14,223,108)   (10,559,501)
Deficit, beginning of year, as originally stated         (32,217,802)   (21,658,301)
Adjustment for change in accounting policy related
   to stock-based compensation (note 2(a))                   (45,180)            --
Deficit, beginning of year, as restated                  (32,262,982)   (21,658,301)
                                                        ------------   ------------
DEFICIT, END OF YEAR                                    $(46,486,090)  $(32,217,802)
                                                        ============   ============
BASIC AND FULLY DILUTED NET LOSS PER COMMON AND CLASS
   B SHARE (note 13)                                    $      (0.12)  $      (0.12)
                                                        ============   ============

See accompanying notes
consolidated statements of cash flows
Years ended June 30

                                                                2005           2004
                                                            ------------   ------------
OPERATING ACTIVITIES
Net loss for the year                                       $(14,223,108)  $(10,559,501)
Add (deduct) items not involving cash
   Amortization of technology                                  8,136,604      8,584,266
   Amortization of capital assets                                128,201        111,673
   Amortization of leasehold inducement                          (21,578)        (3,698)
   Write-off of research inventory                                76,825         24,588
   Provision for (recovery of) income taxes - future          (1,048,324)    (3,142,516)
   Stock-based compensation expense                              379,374             --
   Equity loss in affiliate (note 9)                             183,626             --
   Losses of company transferred under contractual
      arrangement (note 10)                                      606,243             --
                                                            ------------   ------------
                                                              (5,782,137)    (4,985,188)
Net change in operating assets and liabilities (note 17)        (484,338)       304,041
                                                            ------------   ------------
CASH USED IN OPERATING ACTIVITIES                             (6,266,475)    (4,681,147)
                                                            ------------   ------------
INVESTING ACTIVITIES
Purchase of short-term investments                           (14,000,748)            --
Investment in ENI (note 9)                                    (1,096,292)            --
Purchase of capital assets                                      (114,764)       (24,541)
Net cash received from contractual arrangement (note 10)         254,996             --
                                                            ------------   ------------
CASH USED IN INVESTING ACTIVITIES                            (14,956,808)       (24,541)
                                                            ------------   ------------
FINANCING ACTIVITIES
Repayment of obligation under capital leases                     (20,554)       (24,713)
Proceeds from issuance of common shares, net (note 12(b))     10,200,903     15,513,980
                                                            ------------   ------------
CASH PROVIDED BY FINANCING ACTIVITIES                         10,180,349     15,489,267
                                                            ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS DURING THE YEAR (note 18)                     (11,042,934)    10,783,579
Cash and cash equivalents, beginning of year                  17,641,155      6,857,576
                                                            ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $  6,598,221   $ 17,641,155
                                                            ============   ============

See accompanying notes


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 35
notes to consolidated financial statements
June 30, 2005

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. (the "Company") is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, multiple sclerosis and hepatitis C.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., a company incorporated on March 10, 2000 under the Business Corporations Act (Ontario), and Waratah Pharmaceuticals Inc. ("Waratah"), a company incorporated on January 15, 2002 under the Canada Business Corporations Act, and Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation, a company incorporated on February 12, 2001 under the laws of the State of Delaware. In addition, as further described in note 10, these consolidated financial statements also include the accounts of Stem Cell Therapeutics Inc. ("SCT"), until it was transferred under a contractual arrangement on October 4, 2004.

All material intercompany transactions and balances have been eliminated on consolidation.

2.   CHANGE IN ACCOUNTING POLICIES

(A)  STOCK-BASED COMPENSATION

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which results in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. The consolidated statement of loss and deficit for the year ended June 30, 2004 has not been restated. During the year ended June 30, 2005, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one-time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

For the year ended June 30, 2005, the effect of the adoption of the fair value method of stock-based compensation expense is an increase to general and administrative expense of $246,415 and an increase to research and development, net, of $132,959 with the corresponding total included as an increase to stock options.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

The fair value of the options at the date of grant for the year ended June 30, 2005 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life between 2 to 4 years (2004 - 2 to 4 years), volatility between 0.861 and 1.217 (2004 - 1.152 and 1.247), risk-free interest rate between 1.90% and 2.85% (2004 - 1.75% and 2.80%) and a dividend yield of 0% (2004 - 0%).

The weighted average grant date fair value of options granted during the year ended June 30, 2005 was $0.72 (2004 - $0.49).

If the fair value method of accounting for stock-based compensation had been applied to the Company's results prior to the adoption of the fair value method effective July 1, 2004, the Company's pro-forma net loss and basic and fully diluted net loss per common and Class B share would have been as follows:

                                                                2004          2003
                                                            -----------   -----------
Net loss                                      As reported   $10,559,501   $11,583,346
                                                Pro forma   $10,596,431   $11,591,596
Basic and fully diluted net loss per common
   and Class B share                          As reported   $      0.12   $      0.21
                                                Pro forma   $      0.12   $      0.21

(B) CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In September 2004, the CICA issued Accounting Guideline 15 ("AcG-15"), "Consolidation of Variable Interest Entities," which applies to annual and interim periods beginning on or after November 1, 2004. AcG-15 requires that the assets, liabilities, and results of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise when that enterprise is the primary beneficiary of the VIE.

In general, an entity is classified as a VIE if: i) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support; ii) its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights; or iii) its equity investors do not absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. To determine if an investor in a VIE is the primary beneficiary, the investor must determine if it will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both. An enterprise holding an interest in a VIE for which it is not the primary beneficiary does not consolidate the VIE, but is required to provide certain disclosures.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, SCT. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT. The nature of the Company's involvement with SCT is further described in note 10.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Upfront payments received in accordance with licensing agreements are deferred and amortized into income on a systematic basis over the term of the agreement. Amounts the Company expects to earn in the current fiscal year are included in current portion of deferred revenue and amounts expected to be earned in subsequent periods are included in deferred revenue.

Interest income is recognized on an accrual basis.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are comprised of only highly liquid investments with original maturities of less than ninety days at the time of purchase and are valued at cost, which approximates fair value.

Short-term investments are temporary investments with original maturities of greater than ninety days and less than one year at the time of purchase. Short-term investments are valued at the lower of cost and market.

RESEARCH INVENTORY

Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period it is used.

CAPITAL ASSETS

Capital assets are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment               30%
Office equipment and furniture   20%
Laboratory equipment             20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 37
notes to consolidated financial statements cont'd
June 30, 2005

LEASES

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

TECHNOLOGY

The cost of intangibles with finite lives that are purchased from others for a particular research and development project are deferred and amortized on a straight-line basis over their estimated useful life, which is five years. The Company does not have indefinite lived intangible assets.

The Company assesses its technology for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

NET LOSS PER COMMON AND CLASS B SHARE

Basic net loss per common and Class B share is determined by dividing the net loss by the weighted average number of common and Class B shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common and Class B shares outstanding. Fully diluted net loss per common and Class B share is in accordance with the treasury stock method and is based on the weighted average number of common and Class B shares and dilutive common and Class B share equivalents outstanding during the year.

INVESTMENTS

Investments are accounted for at cost when the conditions for equity accounting are not present and on the equity basis when significant influence exists. Declines in market values of investments are expensed when such declines are considered to be other than temporary.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

FINANCIAL INSTRUMENTS

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, investment tax credits receivable, deposits, accounts payable and accrued liabilities and obligation under capital leases. As at June 30, 2005 and 2004, there are no significant differences between the carrying values of these amounts and their estimated market values.

The Company is exposed to foreign exchange risk from fluctuations in foreign currency rates. Increases or decreases in foreign currency rates could impact the Company's net loss.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT TAX CREDITS

Investment tax credits ("ITCs") are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. For income statement purposes, the ITCs are recorded as a reduction of the related expenses or capital expenditures.

FOREIGN EXCHANGE TRANSLATION

Foreign subsidiary

The Company's foreign indirect subsidiary is considered to be an integrated foreign operation and its accounts have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are measured at historical rates. Revenue and expenses are measured at the average rate for the year. Resulting gains and losses are included in the consolidated statements of loss and deficit.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets are translated at historical exchange rates. Exchange gains and losses are included in the consolidated statements of loss and deficit.

4. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Substantially all of the Company's cash equivalents are invested in short-term investment funds that invest in commercial paper and short-term debt with a rating of R-1 or higher. The annualized rate of return on these funds at June 30, 2005 was 2.32% (2004 - 2.20%).

Included in cash and cash equivalents at June 30, 2005 is cash denominated in U.S. dollars of US$82,644 (2004 - US$26,078).

Short-term investments consist of bank acceptances and medium term note debentures totalling $14,000,748 at June 30, 2005 with interest rates between 2.45% and 2.50% and maturity dates between July 20, 2005 and August 29, 2005.

5. DEPOSITS

Deposits consist of deposits on the Waratah facility in Woburn, Massachusetts (the "Woburn Facility") totalling $132,159 (US$107,850) (2004 - $143,850
(US$107,850)). The lease on the Woburn Facility expires in April 2006.

6. DEFERRED REVENUE AND DEFERRED CHARGES

In August 2004, the Company signed a licensing agreement with Novo Nordisk A/S ("Novo Nordisk") (the "Licensing Agreement"). Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Islet Neogenesis Therapy (I.N.T.(TM)) technology, except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk will pay to the Company upfront and milestone payments which, assuming all development milestones are achieved, will total US$48 million, an equity investment in the Company of $6 million (note 12(b)(i)) and commercial milestone payments and royalty payments on net sales. In addition, Novo Nordisk will assume all future costs for the development of the licensed I.N.T.(TM) technology.

The Licensing Agreement also provides for the Company to continue advancing programs that are already in clinical development, specifically E1-I.N.T.(TM). The Company has received clearance from the U.S. Food and Drug Administration to initiate clinical trials for E1-I.N.T.(TM), in patients with both type I and type II diabetes, to evaluate efficacy, safety and tolerability and has commenced the trial in type I diabetics. The Company will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Company for costs incurred.

To date, under the Licensing Agreement, the Company has received a total of $2,302,449 (US$2,000,000). Of this total, $1,968,580 (US$1,500,000) has been recorded as deferred revenue and is recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue recognized for the year ended June 30, 2005 is $109,370
(2004 - nil).

The remaining $333,869 (US$265,908) was received for expenditures relating to a joint research program and has been recorded as deferred revenue until the corresponding research expenses are incurred.

Under the terms of an agreement between the Company and the General Hospital Corporation ("GHC"), the Company paid to GHC sublicensing fees of $132,400 (US$100,000), in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development, net, over the term of the Licensing Agreement, which has been estimated as 15 years. For the year ended June 30, 2005, sub-licensing fees amortized as research and development, net, amounted to $7,360 (2004 - nil).


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 39
notes to consolidated financial statements cont'd
June 30, 2005

7.   CAPITAL ASSETS

Capital assets consist of the following:

                                                            2005
                                              ----------------------------------
                                                                           NET
                                                          ACCUMULATED     BOOK
                                                COST     AMORTIZATION    VALUE
                                              --------   ------------   --------
Computer equipment                            $151,024     $101,007     $ 50,017
Office equipment and furniture                 237,451       98,579      138,872
Laboratory equipment                           525,654      261,377      264,277
Leasehold improvements                          58,139       58,139           --
                                              --------     --------     --------
                                              $972,268     $519,102     $453,166
                                              ========     ========     ========

                                                             2004
                                              ----------------------------------
                                                                           Net
                                                          Accumulated     book
                                                Cost     amortization     value
                                              --------   ------------   --------
Computer equipment                            $127,755     $ 84,558     $ 43,197
Office equipment and furniture                 207,264       70,861      136,403
Laboratory equipment                           438,526      206,199      232,327
Leasehold improvements                          58,139       29,283       28,856
                                              --------     --------     --------
                                              $831,684     $390,901     $440,783
                                              ========     ========     ========

Included in the value of computer equipment and office equipment and furniture at June 30, 2005 is equipment under capital lease with a cost of $113,434 (2004
- $141,790) and accumulated amortization of $37,821 (2004 - $40,807).

Amortization relating to laboratory equipment of $55,178 (2004 - $57,744) is included in research and development expenses.

8.   TECHNOLOGY

Technology consists of the following:

                                                               2005
                                              ----------------------------------------
                                                                                NET
                                                             ACCUMULATED       BOOK
                                                  COST      AMORTIZATION      VALUE
                                              -----------   ------------   -----------
Acquired on acquisition of Waratah            $39,799,917    $27,528,275   $12,271,642
Acquired from Biogenesys, Inc. (note 19(f))       137,000         98,179        38,821
                                              -----------    -----------   -----------
                                              $39,936,917    $27,626,454   $12,310,463
                                              ===========    ===========   ===========

                                                               2004
                                              ----------------------------------------
                                                                                Net
                                                             Accumulated       book
                                                  Cost      amortization      value
                                              -----------   ------------   -----------
Acquired on acquisition of Waratah            $39,799,917    $19,568,292   $20,231,625
Acquired from Biogenesys, Inc. (note 19(f))       137,000         70,779        66,221
Acquired on acquisition of SCT (note 10)        3,055,560        916,732     2,138,828
                                              -----------    -----------   -----------
                                              $42,992,477    $20,555,803   $22,436,674
                                              ===========    ===========   ===========

The amortization to be taken on the technology by fiscal year is as follows:

2006                                                                 $ 7,987,383
2007                                                                   4,323,080
                                                                     -----------
                                                                     $12,310,463
                                                                     ===========

9. INVESTMENT

The investment consists of the following:

                                                                     2005      2004
                                                                  ----------   ----
Investment in Ellipsis Neurotherapeutics Inc., November 4, 2004   $2,305,192    $--
Equity losses in investment                                         (183,626)    --
                                                                  ----------    ---
Investment in Ellipsis Neurotherapeutics Inc.                     $2,121,566    $--
                                                                  ==========    ===

Effective November 4, 2004, the Company acquired a 17% interest in Ellipsis Neurotherapeutics Inc. ("ENI") with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 884,956 common shares of the Company (the "Acquired Shares"), ii) $1,000,000 in cash, and iii) 4,000,000 exchange rights (the "Exchange Rights"). Each Exchange Right allows the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expire on February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at this time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation, the Company has assigned a nominal value to the shares issued and has recorded a liability, net of the Company's interest.

In addition, through leading the development of the ENI products, the Company will also have the potential to earn up to 1,600,000 ENI common shares, over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned will be recorded as revenue at the time the milestone is achieved.

Included in the carrying value of the Company's investment in ENI at November 4, 2004 is an amount of $149,467 which represents the excess of acquisition costs over the Company's share of the net book value of ENI.

The investment in ENI is accounted for using the equity method. Total consideration paid for the investment in ENI is as follows:

Cash                                                                  $1,000,000
Liability to ENI subject to guaranteed share value obligation            820,900
Exchange Rights (i)                                                      388,000
Acquisition costs                                                         96,292
                                                                      ----------
                                                                      $2,305,192
                                                                      ==========

(i) The fair value of the Exchange Rights was estimated based on the fair value of the ENI common shares received.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 41
notes to consolidated financial statements cont'd
June 30, 2005

10.  ASSETS AND LIABILITIES TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totalling $3.175 million, that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale as at June 30, 2005, but has reclassified the assets and liabilities as transferred under a contractual arrangement.

The assets and liabilities transferred on October 4, 2004 were as follows:

ASSETS
Cash                                                                  $   11,601
Receivables                                                                   93
Technology (net of amortization of $994,804)                           1,989,607
Total assets transferred                                              $2,001,301
                                                                      ==========
LIABILITIES
Accounts payable                                                      $   34,539
Total liabilities transferred                                         $   34,539
                                                                      ==========

The upfront cash payment received of $325,000, net of disposition costs of $58,403, has been recorded against the assets transferred. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

The financial results of SCT were consolidated with the financial results of the Company until SCT was transferred on October 4, 2004. For the period of October 4, 2004 to June 30, 2005, the losses incurred by SCT of $606,243 were recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement.

The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to June 30, 2005:

Net assets at October 4, 2004                                        $1,966,762
Payments received, net of disposition costs                            (266,597)

                                                                      1,700,165

Equity losses incurred to date                                         (606,243)
Net assets at June 30, 2005                                          $1,093,922
                                                                     ===========

11. PROVISION FOR FACILITY CLOSURE

In connection with the acquisition of Waratah on January 15, 2002, the Company consolidated the management team and commenced a review of the research and development facility and operational needs. By June 30, 2002, the Company had completed this review and determined that it would close the Woburn Facility. In connection with this closure and the consolidation of management, the Company included in the purchase equation a severance accrual of $548,277, estimated lease exit costs of $186,600 and adjusted the preliminary fair value of the capital assets acquired from $693,281 to $363,281. The following table shows the changes in these provisions during the years ended June 30, 2005 and 2004:

                                             Severance   Lease exit
                                               costs        costs       Total
                                             ---------   ----------   ---------
PROVISION AT JUNE 30, 2003                    $ 3,506    $ 764,925    $ 768,431
Additional provision recorded in 2004              --       61,588       61,588
Payments during 2004                           (3,506)    (310,328)    (313,834)
PROVISION AT JUNE 30, 2004                         --      516,185      516,185
Payments during 2005                               --     (306,659)    (306,659)
PROVISION AT JUNE 30, 2005                    $    --      209,526    $ 209,526
                                              ========   ==========   ==========

As at June 30, 2005, $209,526 (2004 - $290,203) of the provision for lease exit costs is current and is included in accounts payable and accrued liabilities and nil (2004 - $225,982) is shown as provision for facility closure. The lease on the Woburn Facility expires in April 2006.

12. SHARE CAPITAL

(A) AUTHORIZED

     As at June 30, 2005, the authorized share capital of the Company consists of unlimited common shares with no par value. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

     Until they were cancelled in December 2004, the Company's authorized share capital also consisted of unlimited Class B shares which were non-voting and convertible by the holder on a one for one basis into common shares without additional consideration. Holders of the Class B shares also did not have any right to receive dividends, but had equal priority with the holders of the common shares with respect to return of capital on liquidation, dissolution or wind-up.

(B) ISSUED AND OUTSTANDING AND CHANGES DURING THE YEAR

COMMON SHARES

BALANCE, JUNE 30, 2003                                             72,460,056   $48,415,433
Issued pursuant to private placement, net (ii)                      1,111,111       474,325
Conversion of Class B shares                                        8,129,000     2,276,120
Exercise of share purchase warrants (note 12(c)(i))                 1,847,711     1,285,211
Exercise of stock options (note 12(d)(i))                             186,654       211,975
Issued pursuant to private placement, net (iii)                    23,076,923    13,338,373
Cancellation of common shares (iv)                                   (288,720)           --

BALANCE, JUNE 30, 2004                                            106,522,735   $66,001,437
Retroactive adjustment for stock-based compensation (note 2(a))            --         5,425
Issued pursuant to private placement, net (i)                       5,000,000     5,986,896
Exercise of share purchase warrants (note 12(c)(i))                 5,397,387     3,754,956
Exercise of Agents' Warrants (note 12(c)(ii))                       2,147,699     1,288,619
Exercise of stock options (note 12(d)(i))                             143,300       217,018
Shares issued to ENI (note 9)                                         884,956            --

BALANCE, JUNE 30, 2005                                            120,096,077   $77,254,351
                                                                  ===========   ===========
CLASS B SHARES

BALANCE, JUNE 30, 2003                                              8,129,000   $ 2,276,120
Conversion to common shares                                        (8,129,000)   (2,276,120)
BALANCE, JUNE 30, 2004 AND 2005                                            --   $        --
                                                                  ===========   ===========
TOTAL COMMON AND CLASS B SHARES                                   120,096,077   $77,254,351
                                                                  ===========   ===========


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 43
notes to consolidated financial statements cont'd
June 30, 2005

(i) On August 27, 2004, under the terms of the Licensing Agreement, the Company sold 5,000,000 common shares to Novo Nordisk at a purchase price of $1.20 per common share, through a private placement, for a total amount of $6,000,000. The cash proceeds from the private placement, net of expenses, were $5,986,896.

(ii) On July 24, 2003, the Company sold 1,111,111 common shares to Novo Nordisk at a purchase price of $0.45 per common share through a private placement for a total amount of $500,000. The cash proceeds from the private placement, net of expenses, were $474,325. In addition, the Company also granted Novo Nordisk a non-transferable right to acquire up to an additional 10,101,010 common shares of the Company at $0.495 per common share which right expired on October 1, 2003.

(iii) On February 24, 2004, under the terms of an underwriters' agreement, the Company sold 23,076,923 common shares at a purchase price of $0.65 per common share, through a private placement, for total gross proceeds of $15 million. The net cash proceeds of the private placement were $13,824,988. As consideration in connection with the financing, the Company paid the underwriters a cash fee of $1.05 million and granted the underwriters 1,384,615 non-transferable warrants. Each warrant entitles the holder to purchase one common share of the Company at a purchase price of $1.00. The fair value of the warrants at the date of grant was estimated at $486,615 using the Black-Scholes pricing model based on the following assumptions: expected warrant life of 2 years, volatility of 1.219, a risk-free interest rate of 1.75% and a dividend yield of 0%. These warrants expire on February 24, 2006 and the fair value of these warrants has been recorded as an additional expense for the private placement.

(iv) During fiscal 2004, the Company cancelled 288,720 common shares. These shares were issued to employees of the Company under the terms of their employment agreements and were being held in escrow pending the achievement of certain events, as detailed in the respective employment agreements. The cancelled shares represent common shares where the achievement of the certain events is no longer attainable.

(C)  SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2003        7,245,098   $  859,616
Exercise of share purchase warrants (i)                  (1,847,711)    (219,519)
Share purchase warrants issued pursuant to private
   placement (note 12(b)(iii))                            1,384,615      486,615
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2004        6,782,002    1,126,712
Exercise of share purchase warrants (i)                  (5,397,387)    (640,097)
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2005        1,384,615   $  486,615
                                                         ==========   ==========
AGENTS' WARRANTS
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2003 AND 2004      1,431,800   $  329,314
Exercise of Agents' Warrants (ii)                        (1,431,800)    (329,314)
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2005                      --   $       --
                                                         ==========   ==========
TOTAL WARRANTS                                            1,384,615   $  486,615
                                                         ==========   ==========

(i) Share purchase warrants totalling 5,397,387 were exercised during fiscal 2005 (2004 - 1,847,711). These warrants had a recorded value of $640,097 (2004 - $219,519) and resulted in cash proceeds to the Company of $3,114,859 (2004 - $1,065,692).

(ii) Agents' Warrants totalling 1,431,800, as well as the underlying share purchase warrants, were exercised during fiscal 2005. These warrants had a recorded value of $329,314 and resulted in cash proceeds to the Company of $959,305.

(iii) The maximum possible cash proceeds to the Company from the exercise of the share purchase warrants and the Agents' Warrants presently outstanding is $1,384,615 (2004 - $5,458,780).

(D) STOCK OPTIONS

STOCK OPTIONS

STOCK OPTIONS OUTSTANDING, JUNE 30, 2003                          3,830,197   $ 814,871
Stock options issued                                                679,000          --
Exercise of stock options (i)                                      (186,654)    (63,000)
Stock options expired (ii)                                         (737,512)   (184,874)
                                                                  ---------   ---------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2004                          3,585,031     566,997
Retroactive adjustment for stock-based compensation (note 2(a))          --      39,755
Compensation expense for stock options issued in prior periods
   (note 2(a))                                                           --      56,342
Stock options issued (note 2(a)                                   1,182,500     323,032
Exercise of stock options (i)                                      (143,300)    (77,175)
Stock options expired (ii)                                         (526,069)   (165,323)
                                                                  ---------   ---------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2005                          4,098,162   $ 743,628
                                                                  =========   =========

(i) Stock options totalling 143,300 were exercised in fiscal 2005 (2004 - 186,654). These stock options had a recorded value of $77,175 (2004 - $63,000) and resulted in cash proceeds to the Company of $139,843 (2004 - $148,975).

(ii) Of the stock options that expired during fiscal 2005, 194,165 (2004 - 295,382) were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $122,324, was reclassified to contributed surplus when they expired. The 331,904 additional stock options that expired had a recorded value of $42,999 which has also been reclassified to contributed surplus.

(iii) The maximum possible cash proceeds to the Company from the exercise of the stock options presently outstanding is $4,746,750 (2004 - $4,147,063).

(E) EXCHANGE RIGHTS

EXCHANGE RIGHTS

EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2003 AND 2004                      --   $     --
Exchange Rights issued (note 9)                                   4,000,000    388,000
                                                                  ---------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2005                        4,000,000   $388,000

13. NET LOSS PER COMMON AND CLASS B SHARE

The weighted average number of common and Class B shares used in the computation of basic and fully diluted net loss per common and Class B share for the year ended June 30, 2005 is 114,854,175 (2004 - 89,071,698).

For the year ended June 30, 2005, 734,698 (2004 - 1,040,811) contingently returnable common shares were excluded from the basic and fully diluted net loss per common and Class B share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 45
notes to consolidated financial statements cont'd
June 30, 2005

14. STOCK-BASED COMPENSATION PLANS

In November 1999, the Company established a Stock Option Plan (the "Plan") for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares, to a maximum of 7,357,116 common shares, of which 329,954 have been issued, resulting in a remaining maximum of 7,027,162 at June 30, 2005. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years. The options acquired through the acquisition of Waratah are governed by the terms of the Waratah option plan which has the same terms and vesting as the Plan.

A summary of options outstanding as at June 30, 2005 under the plans are presented below:

                            OUTSTANDING                           EXERCISABLE
                -----------------------------------   -----------------------------------
                              WEIGHTED                              WEIGHTED
RANGE                          AVERAGE     WEIGHTED                  AVERAGE     WEIGHTED
OF                NUMBER      REMAINING     AVERAGE     NUMBER      REMAINING     AVERAGE
EXERCISE            OF       CONTRACTUAL   EXERCISE       OF       CONTRACTUAL   EXERCISE
PRICES           OPTIONS    LIFE (YEARS)     PRICE     OPTIONS    LIFE (YEARS)     PRICE
-------------   ---------   ------------   --------   ---------   ------------   --------
$0.28 - $0.35     379,000        3.3         $0.35      220,986        3.3         $0.34
$0.63 - $0.80     997,500        2.2         $0.76      608,424        0.7         $0.77
$1.02 - $1.42   2,013,331        2.0         $1.19    1,648,983        1.5         $1.17
$1.55 - $2.30     674,997        0.9         $2.01      644,998        0.9         $2.03
$2.40 - $3.30      33,334        0.4         $3.08       33,334        0.4         $3.08
                ---------                             ---------
                4,098,162                             3,156,725
                =========                             =========

A summary of options outstanding as at June 30, 2004 under the plans are presented below:

                            Outstanding                           Exercisable
                -----------------------------------   -----------------------------------
                              Weighted                              Weighted
Range                         average      Weighted                  average     Weighted
of                Number     remaining      average    Number       remaining     average
exercise            of       contractual   exercise      of        contractual   exercise
prices           options    life (years)     price     options    life (years)     price
-------------   ---------   ------------   --------   ---------   ------------   --------
$0.28 - $0.35     399,000        4.1         $0.35      159,092        4.1         $0.34
$0.63 - $0.80     672,704        1.6         $0.77      594,064        1.6         $0.77
$1.02 - $1.30   1,804,996        1.8         $1.13    1,506,360        1.3         $1.10
$1.55 - $2.30     674,997        1.9         $2.01      610,316        1.9         $2.05
$2.40 - $3.30      33,334        1.4         $3.08       33,334        1.4         $3.08
                ---------                             ---------
                3,585,031                             2,903,166
                =========                             =========

15. INCOME TAXES

(A) As at June 30, 2005, the Company has total Canadian non-capital losses of approximately $25,452,000 (2004 - $20,365,600) available for carryforward, the benefit of which has not been recorded. The non-capital losses will begin to expire as follows: $1,091,000 in 2006, $5,931,000 in 2007,
     $1,451,000 in 2008, $5,444,000 in 2009, $3,747,000 in 2010 and the
     remainder expiring thereafter.

     As at June 30, 2005, the Company also has approximately $7,278,000 (2004 - $6,690,000) in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2005, the Company recorded $247,763 (2004 - $456,000) of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $1,706,000 (2004 - $1,320,000) in federal ITCs that can be carried forward for up to ten years and used to reduce the Company's taxes payable.

(B) Significant components of the Company's future tax assets and liabilities are as follows:

                                                    2005           2004
                                                ------------   -----------
FUTURE TAX ASSETS
Capital assets                                  $  1,245,047   $ 1,444,832
Intangible assets                                     13,900            --
Reserves                                              79,620       205,000
Deferred revenue                                     120,593       234,864
Non-capital loss carryforwards                     9,218,598     7,357,094
Canadian scientific research and experimental
   development expenditures                        2,628,689     2,416,769
Investment tax credits                             1,328,673     1,031,555
Financing costs                                      358,199       603,100

TOTAL FUTURE TAX ASSETS                           14,993,319    13,293,214
                                                ------------   -----------
FUTURE TAX LIABILITIES
Technology                                        (4,432,517)   (7,307,663)
Capital gains                                        (10,908)           --
Leasehold inducement                                      --        (7,794)
                                                ------------   -----------
TOTAL FUTURE TAX LIABILITIES                      (4,443,425)   (7,315,457)
                                                ------------   -----------
                                                  10,549,894     5,977,757
Less valuation allowance                         (10,549,894)   (7,026,081)

NET FUTURE TAX LIABILITY                        $         --   $(1,048,324)
                                                ============   ===========

(C) The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expens e is as follows:

                                                                     2005          2004
                                                                 -----------   -----------
Tax expense at combined federal and provincial rates             $(5,084,051)  $(5,468,666)
Adjustment for lower tax rate jurisdictions                           (1,161)       (2,614)
Non-deductible permanent differences:
   Losses of company transferred under contractual arrangement       218,975            --
   Stock-based compensation                                          137,030            --
   Equity loss in affiliate                                           66,326            --
   Other                                                              10,613         4,969
Impact of changes in tax rates                                            --       355,496
Utilization of future tax assets                                     131,468            --
Future tax assets not recognized for accounting                    3,473,046     1,929,948
                                                                 -----------   -----------
                                                                 $(1,047,754)  $(3,180,867)
                                                                 ===========   ===========


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 47
notes to consolidated financial statements cont'd
June 30, 2005

16. RELATED PARTY TRANSACTIONS

During fiscal 2005 and 2004, the Company was involved in the following related party transactions, which have been measured at the exchange amount:

(A) During fiscal 2005, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2005 were $14,938 (2004 - $6,981) and are included in general and administrative expenses. The balance owing at June 30, 2005 is $1,051 (2004 - nil).

(B) As additional consideration in connection with two of the private placements completed during fiscal 2003, the Company paid a dealer, a company owned by a Director of the Company, cash commissions and granted the same dealer share purchase warrants. During fiscal 2005, the Director exercised 60,098 of these warrants (2004 - 26,000) which resulted in cash consideration to the Company of $19,231 (2004 - $9,100).

(C) During fiscal 2005, the Company paid legal fees to a law firm where a former Director of the Company is a partner. Total fees and disbursements charged to the Company by the law firm during the year ended June 30, 2005 were $514,212 (2004 - $238,282) of which $50,730 was charged against the assets transferred under contractual arrangement relating to the SCT transfer and $77,980 related to the ENI acquisition and has been added to the cost of the investment (2004 - $238,282 of which $68,995 was charged to share capital as they related to the financing transactions and the acquisition of Waratah). The former Director ceased to be a Director of the Company on December 16, 2003. The balance owing at June 30, 2005 is $134,689 (2004 - $90,950).

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                               2005         2004
                                           -----------   ---------
Receivables                                $    99,917   $(176,918)
Investment tax credits receivable              (54,518)    (53,421)
Research inventory                          (2,099,534)     99,229
Prepaid expenses and other assets             (156,040)    (35,236)
Deferred charges                              (125,040)         --
Deposits                                        11,691       4,352
Accounts payable and accrued liabilities       792,669    (209,758)
Deferred revenue                             1,272,499     920,580
Provision for facility closure                (225,982)   (244,787)
                                           $  (484,338)  $ 304,041
                                           ===========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                              $     7,146   $   7,828
Taxes paid                                         559     142,799
                                           ===========   =========

18. NON-CASH TRANSACTIONS

During fiscal 2005 and 2004, the Company entered into the following non-cash activities:

(A) On November 4, 2004, the Company issued 884,956 common shares and 4,000,000 Exchange Rights to acquire an interest in ENI (note 9).

(B) The transaction cost for the issuance of the share purchase warrants of $486,615, as discussed in note 12(b)(iii), is a non-cash transaction and therefore does not reduce the net cash proceeds for the private placement.

(C) During fiscal 2005, capital assets of nil (2004 - $58,805) were acquired under capital leases.

(D) Capital assets of $25,820 are included in accounts payable and accrued liabilities at June 30, 2005 (2004 - nil).

19. COMMITMENTS

(A) As at June 30, 2005, the Company is committed to aggregate expenditures of $61,000 (2004 - $173,252) under its collaboration agreements. In addition, at June 30, 2005, the Company is committed to aggregate expenditures of approximately $2,850,449 (2004 - $151,763) for clinical and toxicity studies to be completed during fiscals 2006 and 2007 and approximately $122,711 (2004 - $78,215) for manufacturing agreements.

(B) On November 9, 1999, the Company entered into a license agreement with HSC Research Limited Partnership ("HSC") to acquire Dr. Eva Turley's interests in the Company's patent application US 910130.401 that had been previously assigned to HSC. Total financial consideration due to HSC from the Company will be up to $465,000, depending on the outcome of certain clinical results, and consists of a combination of upfront payments, milestone payments and annual license fees. The annual license fees can be decreased by any research sponsorship agreements with HSC. As at June 30, 2005, $35,000 (2004 - $35,000) of the commitment has been paid and an additional $180,000 (2004 - $180,000) of the commitment has been satisfied by research sponsorship agreements with HSC.

(C) On December 20, 1999, the Company entered into a letter agreement with the Mount Sinai Hospital ("MSH") to acquire Dr. Tony Cruz's interests in the Company's patent application US 910130.401 that had been previously assigned to MSH. Total financial consideration due to MSH from the Company will be up to $116,250, depending on the outcome of certain clinical results, and consists of a combination of upfront payments, milestone payments and annual license fees with payments to be no greater than 25% of the fees payable to HSC under the Company's license agreement (note 19(b)). The annual license fees can be decreased by any research sponsorship agreements with MSH. As at June 30, 2005, $23,750 (2004 - $23,750) of the commitment has been paid and an additional $32,500 (2004 - $32,500) of the commitment has been satisfied by research sponsorship agreements with MSH.

(D) The Company entered into a License Agreement with the Cangene Corporation ("Cangene") on January 20, 2000 to acquire Receptor for Hyaluronan Mediated Motility ("RHAMM") technology. This agreement was subsequently amended during fiscal 2001 and then replaced by a new License Agreement (the "Agreement") signed in February 2004.

     Pursuant to the terms of the Agreement, Cangene granted the Company an exclusive worldwide license to Cangene's patent rights for RHAMM and High Affinity Binding Peptide technologies for use in diabetes, multiple sclerosis and restenosis. Total financial consideration due to Cangene under the Agreement is $127,441, depending on the achievement of certain developmental milestones; a 1.0% to 2.0% royalty on net sales; and 50% of patent costs incurred on the patents for the RHAMM technology. In addition, under the Agreement, the Company granted Cangene an exclusive worldwide license to specific technology in the Company's patent application PCT/CA02/01563 for use in the field of infectious bacterial diseases. As consideration for this license, the Company will receive a 2% royalty on net sales of products claimed in the licensed patents.

     During the year ended June 30, 2005, the Company recorded patent expenses owing to Cangene of $17,930 (2004 - $11,000).

     Under the Agreement, if the sum of royalties paid to Cangene resulting from the sale of a product derived from the patent applications licensed to the Company does not meet certain minimum requirements (as specified in the Agreement) during the first and subsequent years of the commercialization of any such product, Cangene may terminate the Agreement.

(E) On March 1, 2001, the Company entered into an exclusive license agreement with HSC for a Transgenic Mouse Model (the "Model") for multiple sclerosis. The maximum financial consideration due to HSC from the Company is: i) $100,000, which has been extinguished through sponsorship agreements; and
     ii) 10% of the revenues from sub-licensing of the Model.

(F) During fiscal 2002, the Company purchased patents for a methyldonor technology from Biogenesys, Inc. ("Biogenesys") for $137,000 through the issuance of 195,715 common shares. As part of the agreement the Company will pay Biogenesys an on-going royalty equal to 0.5% of net sales of any product or process claimed under the acquired patents. As a condition of the purchase, the Company entered into a license agreement (the "Biogenesys License") with Biogenesys dated December 4, 2001. Under the Biogenesys License, the Company granted an exclusive worldwide license to Biogenesys for the use of the acquired patents in the therapeutic areas of HIV, HIV encephalopathy, psychiatric disorders, Alzheimer's disease and rheumatological disease for no additional consideration. The Biogenesys License expires when the patents expire.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 49
notes to consolidated financial statements cont'd
June 30, 2005

(G) The Company leases photocopier equipment under a capital lease which expires in December 2008. Future minimum annual lease payments under this lease in aggregate and over the next four years are as follows:

2006                    $21,889
2007                     21,889
2008                     21,889
2009                     10,946
                         76,613
Less imputed interest    10,803
                         65,810
Less current portion     17,019
                        $48,791
                        =======

(H) The Company leases various premises under operating leases expiring at various dates to June 30, 2015 with certain options to renew. Future minimum annual lease payments under these operating leases, excluding the Woburn Facility which is discussed in note 11, in aggregate and over the next five years and thereafter are as follows:

2006         $   58,199
2007            160,048
2008            160,048
2009            160,048
2010            160,048
Thereafter      310,048
             $1,008,439
             ==========

     During the year, the rental expense for the various premises under operating leases was $336,421 (2004 - $329,347), of which $2 50,372 (2004 -
     $262,347) was charged against the accrual for facility closure (note 11).

     In connection with entering into one of the premises leases which commences July 1, 2005, the Company received a lease inducement of $114,320, representing one year of free minimum rent. This amount will be deferred and amortized on a straight-line basis over the term of the lease. This lease has been included in the future annual lease payments disclosed above.

(I) Through the acquisition of Waratah, the Company acquired the commitments for the following license agreements:

(i)  GENERAL HOSPITAL CORPORATION:

     The Company owns 50% of certain patent rights issued in connection with the I.N.T.(TM) technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from US$250,000 to US$1.25 million depending on the stage of the development of the I.N.T.(TM) product at the time of the buy-back. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sub-license fees and milestone payments received by the Company from Novo Nordisk as described in note 6. The agreement remains in force until the expiration of the last to expire patent.

(ii) RESEARCH CORPORATION TECHNOLOGIES:

     The Company has a license agreement with Research Corporation Technologies ("RCT"), a company based in Arizona, for the use of RCT's patented protein expression system for the production of the Company's therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of US$30,000 in 2002 and thereafter for the term of the agreement.

(iii) VIRAL THERAPEUTICS, INC.:

     The Company has a development agreement with Viral Therapeutics, Inc. of Ithaca, NY ("Viral") which specializes in the strain development, process development, and scale up for recombinant human protein production. Pursuant to the terms of the agreement, Viral also granted the Company an exclusive worldwide license to use Viral's EGF production strain. The agreement provides that the Company will make the following payments upon the achievement of certain milestones under the agreement: i) US$50,000 upon initiation of patient enrolment in the first Phase III clinical trial in North America of the EGF; and ii) US$80,000 upon the filing of a New Drug Application ("NDA") with the United States Food and Drug Administration ("FDA") for the EGF or within six months of the submission of Phase III clinical trial results for the EGF to a regulatory body, whichever shall first occur. Furthermore, the Company has agreed to pay a fee of 5% of sublicensing revenues for EGF and a royalty which may amount to 1% of net sales revenues received by it from the sale of EGF. The agreement also includes a buy-back clause enabling the Company to buy back the royalty stream for amounts varying between US$350,000 and US$2,000,000 depending on the various stages of development.

20. SEGMENTED INFORMATION

The Company considers itself to be in one business segment, that is the research and development of therapeutic agents. Following the acquisition of Waratah, the Company's operations are conducted in Canada and the United States. Geographic segment information is as follows:

                                                                      United
                                                         Canada       States
                                                      -----------   ---------
Net loss (income):
   Year ended June 30, 2005                           $14,161,371   $  61,737
   Year ended June 30, 2004                            10,562,048      (2,547)
Revenue:
   Year ended June 30, 2005                                    --     109,370
   Year ended June 30, 2004                                    --          --
Amortization of capital assets:
   Year ended June 30, 2005                               128,201          --
   Year ended June 30, 2004                               111,673          --
Interest income (expense), net:
   Year ended June 30, 2005                               514,311        (489)
   Year ended June 30, 2004                               261,137         684
Recovery of (provision for) income taxes - current:
   Year ended June 30, 2005                                    --        (570)
   Year ended June 30, 2004                                    --      38,351
Recovery of (provision for) income taxes - future:
   Year ended June 30, 2005                             1,154,601    (106,277)
   Year ended June 30, 2004                             3,102,489      40,027
Technology:
   June 30, 2005                                       12,310,463          --
   June 30, 2004                                       22,436,674          --
Capital assets, net:
   June 30, 2005                                          453,166          --
   June 30, 2004                                          440,783          --
                                                      ===========   =========

Revenue recognized during the year is licensing fee revenue earned from Novo Nordisk (note 6).

21. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

22. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.


                              TRANSITION THERAPEUTICS INC. 2005 ANNUAL REPORT 51
scientific and clinical advisors

DR. PEDRO CUATRECASAS

-    Former President, Parke Davis Research (Worldwide)

-    Member of the National Academy of Sciences (USA)

DR. DANIEL J. DRUCKER

- Professor of Medicine and Director of the Banting and Best Diabetes Center at the Toronto General Hospital, University of Toronto

DR. ALEX RABINOVITCH

- Professor of Medicine and Co-Director of the Muttart Diabetes Research and Training Centre at the University of Alberta

DR. ANTHONY J. SINSKEY

-    Professor of Microbiology,

     Massachusetts Institute of Technology, Boston

-    Scientific Founder of Genzyme Corp., Merrimack Pharmaceuticals, Tepha,
     Metabolix

DR. JAY S. SKYLER

- Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology, Diabetes and Metabolism, Department of Medicine, University of Miami

-    Chairman of the NIDDK Type 1 Diabetes TrialNet Study Group

DR. GORDON C. WEIR

- Professor of Medicine, Harvard Medical School, Diabetes Research and Wellness Foundation Chair, Section Head, Islet Transplantation and Cell Biology, Joslin Diabetes Centre

-    Editor-in-chief of the journal Diabetes

DR. BERNARD ZINMAN

-    Professor of Medicine, University of Toronto

-    Director, Leadership Sinai Center for Diabetes Research

-    Senior Scientist, Samuel Lunenfeld Research Institute

DR. I.G. FANTUS

- Professor of Medicine and Physiology, Director, Division of Endocrinology & Metabolism, University of Toronto

- Director of the Core Laboratory, Banting and Best Diabetes Center at the Toronto General Hospital, University of Toronto

DR. MARK S. FREEDMAN

- Director, Multiple Sclerosis Research Unit, University of Ottawa and the Ottawa Hospital Research Institute

DR. MORRIS SHERMAN

-    Associate Professor of Medicine, University of Toronto

DR. NIGEL GIRGRAH

-    Assistant Professor of Medicine, University of Toronto

-    Hepatologist, Toronto General Hospital

DR. PETER ST GEORGE-HYSLOP

- Director, Center for Research in Neurodegenerative Diseases, University of Toronto

-    Neurologist, University Health Network
board of directors

(PHOTO)
CHRISTOPHER HENLEY
President,
Henley Capital Corporation

DR. TONY CRUZ
Chairman and
Chief Executive Officer,
Transition Therapeutics Inc.

DR. GARY W. PACE
Chairman and
Chief Executive Officer,
QRxPharma

MICHAEL R.D. ASHTON
Chief Executive Officer,
SkyePharma PLC

PAUL BAEHR
President,
Chief Executive Officer
and Chairman,
IBEX Technologies Inc.

corporate information

AUDITORS

ERNST & YOUNG, LLP
222 Bay Street, TD Centre
Ernst & Young Tower
Toronto, ON M5K 1J7

TRANSFER AGENT

COMPUTERSHARE TRUST COMPANY OF CANADA
530 - 8th Avenue S.W., Suite 600
Calgary, AB T2P 3S8
Tel: (403) 267-6800
Fax: (403) 267-6529

INVESTOR RELATIONS

For further information, please visit our web site at:
www.transitiontherapeutics.com
or contact:
Soraya Centeno
101 College Street, Suite 220
Toronto, ON M5G 1L7
Tel: (416) 260-7770 ext. 243
Fax: (416) 260-2886
scenteno@transitiontherapeutics.com

STOCK EXCHANGE LISTING

The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol TTH

LEGAL COUNSEL

SECURITIES
Mr. Andrew Grasby
McCarthy Tetrault LLP
Suite 3200, 421 - 7th Avenue S.W.
Calgary, AB T2P 4K9

CORPORATE SECRETARY
Mr. Louis Alexopoulos
Sotos Associates LLP
180 Dundas Street West, Suite 1250
Toronto, ON M5G 1Z8

ANNUAL GENERAL MEETING

MaRS Discovery District
MaRS Centre, South Tower
101 College Street, Ground Floor, Rm CR3
Toronto, Ontario
on Monday, December 12, 2005 at 4:30 p.m.

DESIGN: BRYAN MILLS GROUP, TORONTO
www.bryanmills.com

(TRANSITION THERAPEUTICS INC. LOGO)

www.transitiontherapeutics.com